Contact:
Francis J. Wiatr
Chairman, President and CEO
(860) 355-7602
fwiatr@newmilbank.com




October 22, 2003                              For Immediate Release




NewMil Bancorp Reports -15% Increase in Earnings Per Share for Third Quarter 2003 Announces $0.15 - Quarterly Dividend

New Milford, CT-(October 22, 2003) The Board of Directors of NewMil Bancorp, Inc. NASDAQ/NM:NMIL) today announced results of its third quarter ended September 30, 2003.

Diluted earnings per share increased 15% to 45 cents for the third quarter ended September 30, 2003 from 39 cents for the quarter ended September 30, 2002.

Net income increased to $1,939,000 for the third quarter of 2003, compared with $1,774,000 for the quarter ended September 30, 2002. The increase was achieved through a variety of factors, the most important of which was an increase in net interest income and non-interest income offset by increased non-interest expense. Net interest income increased $522,000, or 9% in 2003 as a result of a $34 million increase in average earning assets and a 12 basis point increase in the net interest margin to 3.92% from 3.80% in 2002. The increase in earning assets is due to internal growth. Non-interest expense increased $381,000, or 10%, for the third quarter of 2003, primarily due to higher compensation, occupancy and equipment costs. Credit quality remains strong as evidenced by nonperforming assets at 21 basis points of total assets at September 30, 2003. The return on average shareholders' equity was 15% for the third quarter.

Francis J. Wiatr, NewMil's Chairman, President and CEO, noted, "We are very pleased with our results for the quarter. Our net interest margin has remained strong despite the continued low interest rate environment. Our core low cost deposits continue to improve as a percentage of total deposits as a result of our commercial lending relationships and retail deposit focus. The convenience of our branch network across western Connecticut and the excellent service we offer to our customers is helping us to improve market share as evidenced by growth in total deposits over the last two years. While there are some signs that the national economy is improving, excess production capacity and the unemployment numbers held back the start of a clear rebound. Low interest rates in general continue to fuel residential lending although the refinance component has slowed substantially as compared with earlier in the year and in 2002. Contrary to the national trends the market places we serve have continued to prosper and economic activity is healthy. As a result our loan originations are ahead of plan and our outlook is positive, especially when the recovery firmly takes hold. Small business activity is good and our status as a Small Business Administration Preferred Lender gives us a competitive advantage in this marketplace."

"We have plans to continue to develop our franchise in high growth markets in and around our existing footprint especially in southern Fairfield County. We remain optimistic about future earnings prospects and our strong position in the western Connecticut markets of Litchfield and Fairfield counties."

At September 30, 2003 NewMil had total assets of $682 million, up $20 million since December 31, 2002. For the nine month period deposits grew $10 million, or 2%, to $559 million. At September 30, 2003 book value and tangible book value per common share were $12.65 and $10.50, respectively, and tier 1 leverage and total risk-based capital ratios were 7.25% and 13.28%, respectively.

The Board also announced a quarterly dividend of 15 cents per common share payable on November 19, 2003 to shareholders of record on November 7, 2003.

NewMil Bancorp is the parent company of NewMil Bank, which has served western Connecticut since 1858, and operates 19 full-service banking offices and one special needs branch.

Financial highlights are attached.


Statements in this news release concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties, and other factors, including those identified from time to time in the Company's other filings with the Securities and Exchange Commission, press releases and other communications.







             NewMil Bancorp, Inc. and Subsidiary
             SELECTED CONSOLIDATED FINANCIAL DATA
          (in thousands except ratios and per share amounts)

                                    Three month        Nine month
                                    period ended      period ended
                                    September 30      September 30
STATEMENT OF INCOME                 2003    2002     2003       2002
                                    ----    ----     ----       ----

Interest and dividend income        $8,732  $9,064   $26,227  $27,680
Interest expense                     2,558   3,412     8,143   10,303
Net interest income                  6,174   5,652    18,084   17,377
Provision for loan losses              -       -         -        -
Non-interest income
  Service fees on deposit accounts     683     580     1,889    1,727
  Gains on sales of mortgage loans     127     131       241      348
  Other non-interest income            215     239       630      639
  Total non-interest income          1,025     950     2,760    2,714
Non-interest expense
  Compensation                       2,479   2,255     7,179    6,677
  Occupancy and equipment              769     623     2,227    1,903
  Postage and telecommunication        142     131       417      404
  Professional services, Collection
    & OREO                             188     168       578      599
  Printing and office supplies          87      99       272      324
  Marketing                             98      99       204      392
  Amortization of intangible assets     61      72       183      215
  Other                                546     542     1,652    1,826
  Total non-interest expense         4,370   3,989    12,712   12,340
Income before income taxes           2,829   2,613     8,132    7,751
Provision for income taxes             890     839     2,545    2,489
Net income                          $1,939  $1,774   $ 5,587  $ 5,262

Per common share
Diluted earnings                     $0.45   $0.39     $1.28    $1.15
Basic earnings                        0.47    0.41      1.35     1.21
Cash dividends                        0.15   0.125      0.45    0.375

Statistical data
Net interest margin                   3.92%   3.80%     3.89%   4.01%
Efficiency ratio                     60.70   60.42     60.99   61.42
Return on average assets              1.13    1.10      1.10    1.12
Return on average common
  shareholders' equity               15.13   13.36     14.20   13.45
Weighted average equivalent common
  shares outstanding,diluted         4,293   4,511     4,354   4,584






                    NewMil Bancorp, Inc. and Subsidiary
                   SELECTED CONSOLIDATED FINANCIAL DATA
             (in thousands except ratios and per share amounts)

                              Sept. 30,      Sept. 30,    December 31,
   FINANCIAL CONDITION          2003            2002         2002
                              ---------       ---------    ----------
    Total assets               $681,958        $663,937     $661,595
    Loans, net                  449,701         341,616      347,215
    Allowance for loan losses     5,224           5,498        5,250
    Securities                  156,313         218,681      197,661
    Cash and cash equivalents    43,590          71,972       84,790
    Intangible assets             8,761           9,090        8,943
    Deposits                    558,612         546,470      548,806
    Federal Home Loan Bank
      advances                   47,926          47,098       45,077
    Repurchase agreements         9,188          10,309        7,392
    Company obligated, mandatorily
      redeemable securities       9,731             -            -
    Shareholders' equity         51,681          53,828       54,236
    Non-performing assets         1,403             937        1,535
    Deposits
      Demand (non-interest
        bearing)               $ 44,196        $ 48,013     $ 46,750
      NOW accounts               79,677          72,564       71,586
      Money market              154,588         143,145      144,288
      Savings and other          84,829          75,522       79,811
      Certificates of deposit   195,322         207,226      206,371
      Total deposits            558,612         546,470      548,806


   Per common share
    Book value                   $12.65          $12.63       $12.77
    Tangible book value           10.50           10.50        10.70

   Statistical data
    Non-performing assets
       to total assets             0.21%           0.14%        0.23%
    Allowance for loan losses
       to total loans              1.15            1.58         1.49
    Allowance for loan losses
       to non-performing loans   372.34          669.67       342.02
    Common shareholders' equity
       to assets                   7.58            8.11         8.20
    Tangible common shareholders'
       equity to assets            6.29            6.74         6.85
    Tier 1 leverage capital        7.25            6.11         6.13
    Total risk-based capital      13.28           12.17        12.14
    Common shares outstanding,
       net (period end)           4,087           4,262        4,235